PUBLIC

CW

UNITED ST/
SECURITIES AND EXCHA
Washington, D.C.

12012722

OMB APPROVAL	
Number:	3235-0123
es:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 33222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2011 (MM/DD/YY) AND ENDING Dec 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Delta Equity Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

579 Main St
(No. and Street)

Bolton	MA	01740
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Hayes — (978) 779-5361 Ext 2220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarek and DerAnanian LLC
(Name – *if individual, state last, first, middle name*)

319 Littleton Road	Westford	MA	01886
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8
3-12

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eugene Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delta Equity Services Corporation, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SCOTT P. AUBREY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 10, 2012

[signature]
Signature

Financial & Operations Principal
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELTA EQUITY SERVICES CORPORATION

BALANCE SHEETS
As of December 31, 2011 and 2010

	2011	2010
Assets:		
Current Assets:		
Cash and cash equivalents	$ 2,259,577	$ 2,453,795
Receivables from clearing brokers	66,117	28,537
Receivables from others	5,356	195,733
Notes receivable	14,724	47,547
Other Investments	0	321
Deferred charges	33,547	8,645
Deposits	5,000	0
Total Current Assets	2,384,321	2,734,578
Fixed assets, net	182,364	14,560
Cash - clearing deposit	114,965	114,914
Notes receivable - non-current	0	14,569
Deposits - non-current	66,181	0
Total Assets	$ 2,747,831	$ 2,878,621
Liabilities and Stockholder's Equity:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 287,081	$ 287,326
Accounts payable - related party	56,129	147,734
Commissions payable - registered representatives	1,031,766	1,174,495
Deferred revenue	24,478	38,728
Accrued income taxes	0	15,111
Commissions payable - related party	7,455	3,577
Total Current Liabilities	1,406,909	1,666,971
Stockholder's Equity:		
Common stock, no par; 1,250 shares authorized, 796 shares outstanding	4,820	4,820
Retained earnings	1,336,102	1,206,830
Total Stockholder's Equity	1,340,922	1,211,650
Total Liabilities and Stockholder's Equity	$ 2,747,831	$ 2,878,621

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.